Red Rock Real Estate Group Joins The Real Brokerage Inc.

Utah Based Group of 275+ Agents is Largest Group to Date Joining Brokerage

TORONTO AND NEW YORK -- December 8, 2021 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced that Red Rock Real Estate Group has joined its growing network of agents.

Red Rock Real Estate Group, based in St. George, Utah, has been in business since 2011 and has grown to more than 275 agents across Utah. Last year, the brokerage generated $1.2 billion in closed volume, and was named the 122nd  largest independent brokerage  in the United States by Real Trends.

"We have had a number of big accomplishments over the past few weeks and welcoming the Red Rock team to our Real family is another step in growing our business to be the brokerage agents want to be a part of," said Real co-founder and CEO Tamir Poleg.  "Red Rock Estate is the largest independent brokerage to have joined Real to date and comes amid strong growth and a series of key hires by Real."

Real recently announced that it has hired senior technology executives Katharine Mobley as Chief Marketing Officer and Raj Naik as Chief Operating Officer.

The Red Rock Real Estate Group team is led by managing broker and partner Allen Holland, along with his partners Adam Legg and Matt Curtis.

"We have always looked out for the best interests of our agents, and we truly believe joining Real gives our agents more opportunity to succeed," said Allen Holland. "Our Red Rock brand merging with Real was an opportunity we haven't seen with any of the large brokerages that we have  researched. We were attracted to Real's tech-powered platform and a model that enables agents to earn stock in Real. We see this as such an amazing opportunity."

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 38 U.S. states, the District of Columbia and Canada. Real is building the future, together with more than 3,600 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Caroline Glennon

thunder11@therealbrokerage.com

1+201-564-4221

Investors, for more information, please contact:

Hayden IR
James Carbonara
james@haydenir.com
646-755-7412

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Red Rock Real Estate Group joining Real and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

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